FSP Galleria North Corp.
401 Edgewater Place, Suite 200
Wakefield, Massachusetts 01880

April 11, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Linda Van Doorn, Senior Assistant Chief Accountant
Mail Stop 4561

Re:	FSP Galleria North Corp.
Annual Report on Form 10-K for the year ended December 31, 2007
Filed on March 7, 2008
File No. 000-51940

Dear Ms. Van Doorn:

FSP Galleria North Corp. (“we”, “our” or the “Company”) has set forth below responses to the comments on the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (the “10-K”) provided by you to Ms. Barbara Fournier in a letter dated March 28, 2008 (the “Letter”).  The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.

Capitalized terms used in this Letter and not otherwise defined have the respective meanings ascribed to them in the 10-K.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Item 1. Business

History, page 2

1.
We note that your only property was acquired through FSP Galleria North Limited Partnership (FSP LP), of which you are the sole limited partner and of which FSP Galleria North LLC (FSP LLC), your wholly-owned subsidiary, is the sole general partner.  The financial statements in this filing appear to include FSP LP and FSP LLC on a consolidated basis.  However the titles of the financial statements do not indicate that they are consolidated.

In future filings please indicate, in their respective titles, that the financial statements and related footnotes are consolidated.

Securities and Exchange Commission
Attn:  Linda Van Doorn, Senior Assistant Chief Accountant
April 11, 2008

Response

In our future filings under the Securities Exchange Act of 1934 (“Exchange Act”), we agree to indicate, in “History” and on their respective titles, that the Company’s financial statements and related footnotes are consolidated.

Financial Statements and Notes

Note 2 – Summary of Significant Accounting Policies

Concentration of Credit Risks, page F-9

2.
As disclosed on page 4, the property is triple net leased to a single tenant, Tenet Hospitals Limited, with the lease being fully guaranteed by Tenet Healthcare Corporation (Tenet).  As Tenet is a public company, its financial statements are publicly available.  Please tell us what consideration you gave to providing summarized financial information of Tenet.  Refer generally to the guidance in SAB 71 concerning significant credit concentrations.

Response

On April 2, 2008 a telephone conference was held with John Demeritt and Andrew Klouse representing the Company and Linda Van Doorn and Jaime John of the Staff.  Participants discussed SAB 71, and more specifically Accounting and Financial Reporting Interpretations and Guidance, section III A3 from the SEC website (the “Guidance”).  We believed that the Guidance did not apply to the Company because of the short period of time remaining on Tenet’s lease.  Our lease with Tenet is currently due to expire on December 31, 2009.  However, the Guidance refers to SAB 71 concerning credit concentrations.  SAB 71 provides, in part, that if a material lessee is a public company currently filing reports with the SEC, that summarized financial information should be provided for the material lessee.  The Staff suggested that we review other filings and provided some examples.  We have done so and propose that in our future Exchange Act filings on Forms 10-K and 10-Q to provide, under “Concentration of Credit Risks” in our footnotes, summarized financial information in form and substance similar to the following:

For the years ended December 31, 2007 and 2006, 100% of rental income was derived from one tenant, Tenet Hospitals Limited, with the lease being fully guaranteed by Tenet Healthcare Corporation (NYSE: THC), (collectively “Tenet”).  The Property has been designated as the worldwide headquarters for Tenet.  As such, future receipts are dependent upon the financial strength of the lessee and its ability to perform under the lease agreement.  Tenet’s filings with the Securities and Exchange Commission are publicly available.

Securities and Exchange Commission
Attn:  Linda Van Doorn, Senior Assistant Chief Accountant
April 11, 2008

Tenet had total current assets of $2.6 billion and $3.0 billion, total assets of $8.4 billion and $8.5 billion, total current liabilities of $2.0 billion and $1.9 billion, total liabilities of $8.3 billion and $8.3 billion and total shareholder’s equity of $0.1 billion and $0.3 billion at December 31, 2007 and 2006, respectively.  Tenet had net losses from continuing operations of $49 million and $815 million for the years ended December 31, 2007 and 2006, respectively. Tenet had net losses of $89 million and $803 million for the years ended December 31, 2007 and 2006, respectively. All of the information set forth above regarding Tenet comes from Tenet's filings with the Securities and Exchange Commission, and the Company has not independently verified its accuracy.

The Company hereby acknowledges that:

(i)	it is responsible for the adequacy and accuracy of the disclosure in the 10-K;

(ii)	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the 10-K; and

(iii)	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone John G. Demeritt at (781) 557-1341 or Scott H. Carter at (781) 557-1303 with any questions or comments concerning this filing.

Very truly yours,

/s/ Barbara J. Fournier
Barbara J. Fournier

cc:	Ms. Jamie G. John
Mr. John G. Demeritt
Scott H. Carter, Esq.